                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                         (Amendment No. ____________)*



                               CITICASTERS INC.
                                (Name of Issuer)

                     Class A Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                  172936-10-6
                                 (CUSIP Number)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with this statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              Page 1 of 120 Pages

        CUSIP No.  172936-10-6        13D            Page 2 of 120 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          Jacor Communications, Inc.
          31-0978313


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) ____
          N/A                                            (b) ____


3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          BK, AF, WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          ____

           N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Ohio

NUMBER OF       7. SOLE VOTING POWER
 SHARES              20,007,552 (See Item 3 on page 6 of 120.)
BENEFICIALLY
 OWNED BY       8. SHARED VOTING POWER
   EACH              N/A
REPORTING
 PERSON         9. SOLE DISPOSITIVE POWER
  WITH               20,007,552

               10. SHARED DISPOSITIVE POWER
                     N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,007,552

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%

14.  TYPE OF REPORTING PERSON*

          CO

ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is Citicasters Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is One East Fourth Street, Cincinnati, Ohio 45202. The class of the Company's securities to which this Schedule 13D relates is its Class A Common Stock, $.01 par value.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) Jacor Communications, Inc. ("Jacor") is an Ohio corporation having its principal executive offices located at 1300 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202. As of February 19, 1996, Jacor owns and operates 20 radio stations in eight U.S. markets.

         The name, business address and principal occupation of each director of Jacor are as follows:

Name and Business Address          Principal Occupation
-------------------------          --------------------
Randy Michaels                     President and Co-Chief Operating
1300 PNC Center                    of Jacor.
201 East Fifth Street
Cincinnati, OH 45202

Robert L. Lawrence                 Co-Chief Operating of Jacor.
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

John W. Alexander                  Managing partner of Meringoff
229 N. Church Street               Equities and Mallard Creek
Suite 200                          Capital Partners, real estate
Charlotte, NC 28202                and investment partnerships.

Rod F. Dammeyer                    Chief Executive Officer and
Two North Riverside Plaza          President of Itel Corporation,
19th Floor                         a distribution and financial
Chicago, IL 60606                  services company.

F. Philip Handy                    President of Winter Park Capital
200 E. New England Ave.            Company, an investment firm.
P.O. Box 3090
Winter Park, FL 32790

Marc Lasry                         Executive Vice President of
335 Madison Ave.                   Amroc Investments, Inc., an
26th Floor                         investment firm.
New York, NY 10017

Sheli Z. Rosenberg                 Chief Executive Officer
Two North Riverside Plaza          and President of Equity
6th Floor                          Group Investments, Inc., an
Chicago, IL 60606                  investment and management
                                   company; President and member
                                   of the law firm, Rosenberg &
                                   Liebentritt.

         The name, business address and principal occupation of each executive officer of Jacor are as follows:

Name and Business Address          Principal Occupation
-------------------------          --------------------
Randy Michaels                     President and Co-Chief Operating
1300 PNC Center                    of Jacor.
201 East Fifth Street
Cincinnati, OH 45202

Robert L. Lawrence                 Co-Chief Operating of Jacor.
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

R. Christopher Weber               Senior Vice President, Chief
1300 PNC Center                    Financial Officer and Secretary
201 East Fifth Street              of Jacor.
Cincinnati, OH 45202

Jon M. Berry                       Senior Vice President and
1300 PNC Center                    Treasurer of Jacor.
201 East Fifth Street
Cincinnati, OH 45202

         Zell/Chilmark Fund L.P., a Delaware limited partnership (the "Zell/Chilmark"), is a controlling person of Jacor. The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). ZC's sole general partners are ZC, Inc., an Illinois corporation ("ZCI") and CZ, Inc., a Delaware corporation ("CZI").

         ZCI is wholly owned and controlled by Samuel Zell. Samuel Zell as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust") is the sole shareholder of ZC, Inc. Mr. Zell is also the beneficiary of the SZ Trust. CZI is wholly owned and controlled by David M. Schulte, its sole shareholder.

         The principal executive offices of Zell/Chilmark, ZC Limited, ZC, ZCI and CZI are located at Two North Riverside Plaza, Suite 1500, Chicago, IL 60606.

         The name, business address and principal occupation of each director and executive officer of ZC, Inc. are as follows:

Name and Business Address          Principal Occupation
-------------------------          --------------------
Samuel Zell                        Sole director and President
Two North Riverside Plaza          of ZC, Inc. and Chairman of the
Chicago, IL 60606                  Board of Equity Group
                                   Investments, Inc., an investment
                                   and management company.

Donald W. Phillips                 Vice President of ZC, Inc.
Two North Riverside Plaza          and Executive Vice President of
Chicago, IL 60606                  Equity Financial and Management
                                   Company, an investment and
                                   management company.

Sheli Z. Rosenberg                 Vice President and Secretary
Two North Riverside Plaza          of ZC, Inc. and Chief Executive
Chicago, IL 60606                  Officer and President of Equity
                                   Group Investments, Inc., an
                                   investment and management
                                   company; President and member
                                   of the law firm, Rosenberg &
                                   Liebentritt.

Arthur A. Greenberg                Vice President and Treasurer of
Two North Riverside Plaza          ZC, Inc. and President of the
Chicago, IL 60606                  accounting firm of Greenberg and
                                   Pociask LTD. and Chief Financial
                                   Officer of Equity Group
                                   Investments, Inc., an investment
                                   and management firm.

         The name, business address and principal occupation of each director and executive officer of CZ, Inc. are as follows:

Name and Business Address          Principal Occupation
-------------------------          --------------------
David M. Schulte                   Sole director, President,
Two North Riverside Plaza          Secretary and Treasurer of CZ,
Chicago, IL 60606                  and general partner of
                                   Zell/Chilmark.

Joel S. Friedland                  Vice President and Assistant
Two North Riverside Plaza          Secretary of CZ, Inc.
Chicago, IL 60606

Matthew R. Rosenberg               Vice President and Assistant
Two North Riverside Plaza          Secretary of CZ, Inc.
Chicago, IL 60606

         (d) - (e) During the last five years, neither Jacor, nor to the best of Jacor's knowledge, Zell/Chilmark, ZC Limited, ZC, ZCI, CZI or any of the directors or executive officers of Jacor, Zell/Chilmark, ZC Limited, ZC, ZCI or CZI, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals described in this Item 2 are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 12, 1996, the Company, Jacor and JCAC, Inc. (a wholly owned subsidiary of Jacor) entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") which, if consummated, will result in Jacor's acquisition of the Company such that the Company will become a wholly owned subsidiary of Jacor. The Merger Agreement provides, among other things, that JCAC, Inc. will be merged with and into the Company such that each share of the Company's Class A Common Stock will be converted into the right to receive the merger consideration. The Company will be the surviving corporation in the merger. Upon consummation of the merger, all 100 of the outstanding shares of JCAC, Inc. common stock, $.01 par value, will continue to be owned by Jacor and will represent 100% ownership interest in the Company.

         The merger consideration per share of the Company's Class A Common Stock is (i) $29.50 in cash, plus, in the event that the consummation of the merger under the Merger Agreement does not occur prior to October 1, 1996, for each full calendar month ending prior to the merger, commencing with October 1996, an additional amount of $.22125 in cash; plus (ii) a warrant of Jacor to acquire one fifth of a share of Jacor common stock, no par value, at $28.00 per share, such exercise price to be reduced to $26.00 per share if the merger is not consummated prior to October 1, 1996. Such warrants will be issued directly by Jacor to the shareholders of the Company upon the consummation of the merger.

         Pursuant to the terms of the Merger Agreement, Jacor anticipates that it will acquire all of the Company's outstanding shares of Class A Common Stock for an aggregate merger consideration consisting of (i) approximately $600 million in cash and (ii) warrants to acquire approximately 4,400,000 shares of Jacor's common stock, no par value.

         Jacor anticipates that the sources of cash that Jacor will use to acquire all of the Company's outstanding shares of Class A

Common Stock will be obtained from a combination of one or more of the following sources: credit facilities established with a bank or other financial institution; Jacor's working capital; and monies that may be raised through private and/or public offerings of Jacor equity and/or debt securities, some of which may be sold to the Zell/Chilmark or its affiliates. As of the date hereof, Jacor has made no decisions as to which of these potential funding sources will be utilized.

ITEM 4.  PURPOSE OF TRANSACTION

         Jacor intends to acquire all of the Company's outstanding shares of Class A Common Stock and, as a result, to acquire control of the Company. Upon consummation of the Merger, all of the Company's outstanding shares of Class A Common Stock will be owned directly by Jacor and the Company will become a wholly owned Jacor subsidiary.

         The articles of incorporation and by-laws of JCAC, Inc. will become the articles and by-laws of the Company at the effective time of the merger. In addition, the officers and directors of JCAC, Inc. will become the officers and directors of the Company at the effective time of the merger.

         Jacor anticipates that, following the effective time of the merger, the Company's Class A Common Stock will be delisted from the Nasdaq National Market and that such class of securities will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) By virtue of the Merger Agreement and upon consummation of the merger, Jacor will acquire beneficial ownership of all 20,007,552 outstanding shares of the Company's Class A Common Stock representing 100% of such class of securities.

         (b) By virtue of the Merger Agreement and upon consummation of the merger, Jacor will acquire beneficial ownership of all 20,007,552 outstanding shares of the Company's Class A Common Stock such that, upon consummation of the merger, Jacor will have sole voting power and sole disposition power over 100% of the Company's Class A Common Stock.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As described in Item 3 above, Jacor, JCAC, Inc. and the Company have entered into the Merger Agreement.

         In addition, in connection with the proposed merger, the holders of approximately 55% of the Company's outstanding shares of Class A Common Stock have entered into a stockholders agreement (the "Stockholders Agreement") pursuant to which such persons have agreed to consent to the proposed merger on March 13, 1996 if the Merger Agreement has not been terminated.

         Also, as an inducement for the Company to enter into the Merger Agreement, Zell/Chilmark agreed to enter into the Jacor Shareholders Agreement with the Company (the "Shareholders Agreement"). Pursuant to such agreement, Zell/Chilmark has granted the Company an irrevocable proxy to vote all of Zell/Chilmark's common stock of Jacor in favor of any proposal to approve for issuance shares of Jacor common stock or warrants to acquire common stock, in each case, in an amount necessary for the payment of the merger consideration.

         The summaries contained in this Schedule 13D of the Merger Agreement, the Stockholders Agreement and the Shareholders Agreement are qualified in their entirety by reference to each of those agreements, as attached hereto, and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A copy of the Merger Agreement, certain of the exhibits thereto, the Stockholders Agreement and the Shareholders Agreement are attached as exhibits hereto as follows:

         Exhibit 1                Agreement and Plan of Merger dated February
                                  12, 1996, among Citicasters Inc., Jacor
                                  Communications, Inc. and JCAC, Inc.

         Exhibit 2 Stockholders Agreement dated February 12, 1996 among Jacor Communications, Inc., JCAC, Inc.,
                                  Great American Insurance Company, American
                                  Financial Corporation, American Financial
                                  Enterprises, Inc., Carl H. Lindner, The Carl
                                  H. Lindner Foundation and S. Craig Lindner.

         Exhibit 3                Jacor Shareholders Agreement dated February
                                  12, 1996 among Citicasters Inc. and
                                  Zell/Chilmark Fund L.P.

         Exhibit 4                Form of Escrow Agreement among Jacor
                                  Communications, Inc., Citicasters Inc. and
                                  [escrow agent] (exhibit 6.13 to Merger
                                  Agreement)

         Exhibit 5                Form of Employment Continuation Agreement
                                  (executive officer form) between Citicasters
                                  Inc. and [executive officer] (exhibit
                                  6.6(c)(i) to Merger Agreement)

         Exhibit 6                Form of Employment Continuation Agreement
                                  (management form) between Citicasters Inc. and [manager] (exhibit 6.6(c)(ii) to Merger
                                  Agreement)

         Exhibit 7                Form of Warrant Agreement between Jacor
                                  Communications, Inc., and KeyCorp Shareholder
                                  Services, Inc., as warrant agent (exhibit 3.1 to Merger Agreement)

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                               JACOR COMMUNICATIONS, INC.


                                               By: /s/ R. Christopher Weber
                                                   -----------------------------
                                                    R. Christopher Weber, Senior
                                                    Vice President and Chief
                                                    Financial Officer

Date: February 21, 1996





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